Exhibit 1a

                       STATEMENT WITH RESPECT TO SHARES

          RESOLVED, that the Restated Articles of Incorporation of the Company (the "Articles") be, and they hereby are, amended pursuant to the authority granted to this Board of Directors under Article IV of the Articles and under Section 1522(b) of the Pennsylvania Business Corporation Law of 1988, as amended, to create a new class of shares of Common Stock consisting of 10,000,000 shares, which class is hereby designated "Series B Common Stock - Aggressive Growth Fund" ("Series B Common Stock"). Shares of Series B Common Stock shall have all of the terms, rights and provisions set forth in Article IV. B. of the Articles and shall entitle holders thereof only to an interest in the Company's Aggressive Growth Fund.